Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Change of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 February 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Stock Code: 600029                Stock Short Name: China South Air                Notice No.: Lin 2023-009

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON CHANGE OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 28 February 2023, China Southern Airlines Company Limited (the “Company”) held the twelfth meeting of the ninth session of the Board. The number of Directors supposed to be present for consideration was seven, of which five attended the consideration in person. Director Han Wen Sheng did not attend the meeting due to business reasons, and authorized Director Luo Lai Jun to attend the meeting and vote on his behalf. Director Guo Wei did not attend the meeting due to business reasons, and authorized Director Gu Hui Zhong to attend the meeting and vote on his behalf. After deliberation and voting by the Directors present at the board meeting, the following resolutions were unanimously passed:

Agreed that Mr. Gao Fei appointed to be the Executive Vice President of the Company, Mr. Wang Ren Jie appointed to be the Chief Pilot of the Company, and Mr. Li Ye appointed to be the Chief Flight Safety Officer of the Company, both of whom will serve for a term consistent with that of the current session of the Board;

Agreed that Mr. Zhang Zheng Rong ceased to be the Executive Vice President of the Company due to retirement, and Feng Hua Nan ceased to be the Chief Flight Safety Officer of the Company due to retirement.

The manners and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Zhang Zheng Rong confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Zhang Zheng Rong for his contributions to the development of the Company during his tenure of office of the Executive Vice President of the Company.

Mr. Feng Hua Nan confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Feng Hua Nan for his contributions to the development of the Company during his tenure of office of the Chief Flight Safety Officer of the Company.

Opinions of the Independent Directors:

The above senior management personnel are legally qualified to hold the office, and their nomination procedures are in compliance with relevant laws, regulations and the Articles of Association of the Company. They are capable of meeting the responsibility requirements for the appointed positions. We hereby agree the Board to appoint the above personnel.

The resignation procedures of the above senior management personnel are in compliance with relevant laws, regulations and the Articles of Association of the Company. We hereby agree the above resolutions of the Board.

Independent Directors: Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping

The Board of Directors of

China Southern Airlines Company Limited

28 February 2023

Attachment: Resumes of senior management personnel

Gao Fei, male, born in August 1976 (aged 46), graduated from Flying College of Beihang University majoring in Wingmanship and obtained a Master of Business Administration degree from Lingnan College Sun Yat-Sen University. He subsequently obtained a Master of Business Administration degree and a Master of Science degree from Massachusetts Institute of Technology and is a member of the Chinese Communist Party. Mr. Gao began his career in July 1998 and successively served as Deputy General Manager of Flight Management Division of the Company; Deputy General Manager and a member of the party committee of Shenzhen branch of the Company; Deputy General Manager of Safety Supervision Division of China Southern Air Holding Company Limited and of the Company. From October 2018, he has been General Manager of Safety Supervision Division of China Southern Air Holding Company Limited and of the Company. In December 2020, he was appointed as Head and Deputy Party Secretary of Fleets Division of the Company. Since January 2023, he has served as Executive Vice President and a member of the Leading Party Group of China Southern Air Holding Company Limited, and Head and Deputy Party Secretary of Fleets Division of the Company.

Wang Ren Jie, male, born in October 1964 (aged 58), has bachelor’s degree from People’s Liberation Army Air Force No.1 Flight Academy (中國人民解放軍空軍第一飛行學院) majoring in Aircraft Piloting and Aviation Theory and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a First Class Pilot and a member of the Communist Party of China. He began his career in June 1983. He served as General Manager and Deputy Party Secretary of Xi’an branch of the Company, and General Manager of the Flight Management Division of China Southern Air Holding Company Limited and of the Company. He served as Deputy Chief Flight Operations Officer of the Company in May 2018; Secretary of CPC General Branch of Laws & Standards Division of China Southern Air Holding Company Limited and of the Company in September 2018; Chief Flight Operations Officer of the Company and Secretary of CPC General Branch of Laws & Standards Division of China Southern Air Holding Company Limited and of the Company in November 2018; General Manager and Deputy Party Secretary of Northern branch of the Company since October 2019.

Li Ye, male, born in March 1973 (aged 49), graduated from the School of Economics and Management of Beihang University majoring in business administration with postgraduate qualifications and a master’s degree of business administration. He is a First Class Pilot and a member of the Communist Party of China. He began his career in August 1995. He served as the Deputy General Manager and a member of the party committee of Guangzhou Flight Division of the Company. He was appointed as the Deputy General Manager and a member of the party committee of Beijing branch of the Company in December 2017. Since March 2021, He has been the General Manager of Safety Supervision Division of China Southern Air Holding Company Limited and of the Company.